Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Announces Additional Exploration and Drilling Results from its Oro del Norte Concession

Vancouver, BC – October 25, 2010: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that it has received additional drilling, trenching and surface rock chip assay results from its Tucan Project and the newly identified San Lucas Project both located on its Oro del Norte concession in Central Panama.

As previously announced on August 9, 2010, the Company has commenced its first diamond drilling program on the Tucan Project located in the Oro del Norte Concession. Concurrently, an extensive program of surface rock chip sampling, trenching and detailed mapping continues across the concession.

Diamond Drilling Program

During the third calendar quarter of 2010, the Company continued its diamond drilling program on numerous targets identified by surface geochemical sampling during 2009 and 2010. To date, 29 HQ3 diamond drill holes for a total of 5,310 metres have been completed.

Highlights of additional results received subsequent to those previously announced are listed in Table 1 below.

Table 1: Diamond Drill Result Highlights

Hole	From	To	Intercept Length	Au
	(metres)	(metres)	(metres)	(g/t)
TCDH-012	90.50	92.00	1.50	3.14
TCDH-014	55.8	59	3.20	2.44
TCDH-014A	60.55	63.35	2.80	1.61
includes	60.55	61.55	1.00	3.23
TCDH-015	51.5	52	0.50	1.60
TCDH-015	178	180	2.00	1.54

includes	179	180	1.00	2.03
TCDH-015	184	185	1.00	1.13
TCDH-017	59.25	60	0.75	5.36
TCDH-020	61.5	65	3.50	1.39
includes	63.25	64.50	1.25	2.53
TCDH-021	131.13	132.1	0.97	1.79
TCDH-022	29.4	30	0.60	4.91
TCDH-022	151.5	152.2	0.70	1.60

Notes:
(1) Assay results for drill holes TCDH-012 to TCDH-022 have been analyzed by ALS Chemex in North Vancouver, BC, Canada.
(2) Drill intersections tabulated under ‘Intercept Length’ are reported as drilled thicknesses. Based on core axis to structure angles, true widths are estimated to be 70% to 90% of the interval lengths.

These drill holes were focused on evaluating the northernmost epithermal vein system identified by exploration mapping and trenching completed in the first calendar half of 2010. This northern vein system is one of three separate sub-parallel vein systems identified by the Company and reported on August 9, 2010. This northern vein system has a demonstrated strike length of 1.8 kilometres striking northwest–southeast. In several locations along its strike, the mineralization has been offset by 50 to 80 metres by transverse post mineralization faults. Drilling and trenching to date has confirmed the continuity of mineralization over its strike length.

Follow-up trenching and drilling will continue testing the strike extent of this northern vein system in addition to the two other sub-parallel vein systems identified. Several deeper diamond drill holes are also currently in progress beneath the main Tucan Project to evaluate the continuity of gold grades and depth potential of the mineralized system.

Rock Chip Sampling Program

The reconnaissance surface rock chip sampling program continues to expand across the Oro del Norte concession extending both south and southeast from the Tucan Project area. In addition, a detailed mapping exercise is being completed. This work is being completed to generate the next phase of trenching and subsequent drill targets.

Highlights of the reconnaissance rock chip sampling program are listed below in Table 2.

Table 2: Rock Chip Sample Result Highlights

Sample		Sample		Sample
Number	Au g/t	Number	Au g/t	Number	Au g/t
R032603	5.65	R032691	2.59	R039462	1.28
R032608	3.7	R034213	1.1	R039469	1.34
R032623	2.53	R034243	16.1	R039471	10.9
R032651	1.56	R034245	4.78	R039480	1.12
R032653	7.12	R037711	1.21	R039482	4.44
R032655	6.75	R037729	1.4	R039483	1.96
R032657	1.61	R037846	1.02	R039737	3.4
R032660	1.16	R038014	1.53	R039739	3.86
R032661	1.5	R038048	3.54	R039765	5.1

R032674	2.24	R038050	2.88	R040359	1.27
R032681	4	R038751	2.37	R040701	1.81
R032683	2.95	R038753	2.96	R040842	6.18
R032685	3.7	R038757	6.11	R040899	6.43
R032687	4.62	R039407	2.72	R040995	2.14
R032689	2.3	R039439	4.15	R041226	1.2
Total	45 rock chips > 1 g/t

These rock chip results have identified gold mineralization extending over an area of 3.0 kilometres x 2.5 kilometres known as the San Lucas Project, which is situated three kilometers south-southeast of the Tucan Project. Both the Tucan and San Lucas projects are located within the same regional mineralized corridor. Follow up activity currently in progress includes continued mapping and rock chip sampling to define the dimensions of the mineralization at the San Lucas project in addition to continued sampling along this mineralized corridor. Phase 1 of the trenching program has also commenced and has returned encouraging results listed in Table 3 and discussed below.

Trenching Program

In conjunction with the diamond drilling program underway, the Company has completed 282 trenches for a total of 10,857 metres.

Trenching completed during this reporting period has been focused on both the Tucan and San Lucas Project areas.

Eleven trenches (prefix ONT-SL) for a total of 1,527 metres have been completed on the newly identified San Lucas Project and results for the first 710 samples have been received. Highlights of trenching are listed in Table 3.

Table 3: Trench Result Highlights

Hole	From	To	Intercept Length	Au
	(metres)	(metres)	(metres)	(g/t)
ONT-SL-04	90	91	1	1.35
ONT-SL-04	118	122	4	2.95
Includes	119	120	1	11.05
ONT-SL-04	144	146	2	1.37
Includes	144	145	1	2.51
ONT-SL-04-1	34	35	1	1.19
ONT-SL-05	7	11	4	3.59
Includes	8	9	1	8.97
ONT-SL-05	32	33	1	4.07
ONT-SL-05-1	0	8	8	1.78
Includes	6	7	1	9.52
ONT-SL-06-2	37	40	3	2.13
ONT-SL-06-3	43	44	1	1.29
ONT-SL-06-3	45	46	1	1.24
ONT-SL-06-4	1	2	1	2.48
ONT-SL-08	1	6	5	1.39
Includes	2	3	1	3.69

During final calendar quarter of 2010, the Company will continue its aggressive trenching and drilling programs to expand existing areas of identified mineralization in addition to evaluating and defining other mineralization targets on the Oro del Norte concession.

The Company has also commenced its program of updating its global resources estimate. This updated estimate is planned to be released in the first calendar quarter of 2011.

Richard Fifer, the Company’s Executive Chairman remarks that, “The Company is enthusiastic about these results from our maiden drilling program in the Oro del Norte concession where results have returned numerous commercial grade gold intercepts. There is also no shortage of exploration targets as results from the reconnaissance work continue to identify new areas of gold mineralization”.

Petaquilla believes that its 100% owned concessions surrounding its Molejon Gold Project are prospective for intrusive related epithermal gold vein systems and porphyry copper-gold-molybdenum deposits.

Petaquilla is sole funding exploration on its 100% owned concessions.

Mr. John Kapetas, P. Geo., a Qualified Person as defined by National Instrument 43-101, and Vice President Exploration & Resources Development for the Company has been overseeing the exploration field program. He is ensuring that the appropriate quality assurance protocols are being followed and that the data is being qualified under strict quality controls. He has reviewed and verified the technical mining information contained in this news release.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2,200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Director and Executive Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

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THE INFORMATION CONTAINED HEREIN.